September 2, 2005

Re: THE JAPAN FUND, INC. POST-EFFECTIVE AMENDMENT TO REGISTRATION STATEMENT [RULE 485(A) STICKER] FILED JULY 1, 2005
           (FILE NO. 811-01090)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
Attention: Christian Sandoe

Dear Mr. Sandoe:

         We refer to the Post-effective Amendment to Registration Statement filed under Rule 485(a) by The Japan Fund, Inc. (the "Fund") on July 1, 2005. On behalf of the Fund, we hereby (i) respond to the comments made by you in a telephone conversation on August 16, 2005, and (ii) set forth the revisions to the Post-effective Amendment to Registration Statement (the "Registration Statement") related to your comments that the Fund intends to include in the sticker amendment in the Registration Statement (the "Sticker"). Capitalized terms not defined herein have the meaning assigned to them in the Registration Statement. To assist your review, a copy of the Sticker and a copy of Part C of the Registration Statement each black lined to show changes from the July 1, 2005 filing accompany this letter (each referred to herein as the "Blackline").

         No revisions have been made to the May 1, 2005 Prospectus or Statement of Additional Information ("SAI"). As we have previously discussed, this amendment is in the form of a sticker to avoid having the Fund pay the costs of reprinting the May 1, 2005 prospectus, which was mailed to all shareholders. We filed the Sticker Registration Statement (with the revisions highlighted in the Blackline documents enclosed herewith) under Rule 485(b) on August 31, 2005, for effectiveness on September 1, 2005.

         As an initial matter, the Fund acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Fund. The Fund acknowledges that staff comment or changes in response to staff comment on the proposed disclosure in the Registration Statement do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. The Fund acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission     2                       September 2, 2005

         COMMENT 1. On the first page of the Sticker, under "How Much the Investor Pays" please move the footnotes to the Fee Table so they come before the paragraph text discussing the Example.

         RESPONSE 1. The footnotes are located under the Fee Table and the text has been moved to the next page. Please see the Sticker Blackline.

         COMMENT 2. In the Prospectus, under "Main Investment Strategies" and "Principal Investment Risks" on pages 4 and 6(1) respectively, please move the disclosures regarding securities lending to the non-principal section.

         RESPONSE 2. The securities lending disclosures have been moved to "Other Investment Strategies" and "Other Investment Risks." Please see the Sticker Blackline.

         COMMENT 3. In the Prospectus, under "Who Manages and Oversees the Fund" on page 10, please add disclosure that the Board's Approval of Existing Advisory and Sub-Advisory Agreements is available in the Fund's shareholder report.

         RESPONSE 3. The disclosure has been added. Please see the Sticker Blackline.

         COMMENT 4. In the Prospectus, under "Frequent Purchases and Redemption of Shares" on page 20, please confirm that the listed procedures are all the procedures designed to deter short-term or excessive trading or time zone arbitrage. Also please change the phrase "The Fund's procedures include" to a more concrete statement.

         RESPONSE 4. We confirm that these are all the procedures and processes designed to deter short-term or excessive trading or time zone arbitrage. In the next annual update of the Prospectus the new phrase "The Fund's procedures and processes to deter short-term or excessive trading or time zone arbitrage are:" will replace the existing phrase and the bullets will be modified as follows:

         o        the imposition of a...

         o        the reservation of the right to...

         o        the utilization of fair valuation...

----------
(1) All page references in this letter are to the Post-effective Amendment to Registration Statement filed under Rule 485(a) by the Fund on July 1, 2005.

Securities and Exchange Commission     3                      September 2, 2005

         COMMENT 5. In the Statement of Additional Information ("SAI"), on page 22, under "The Portfolio Manager," is the Portfolio manager's salary a fixed base salary? If so please state that.

         RESPONSE 5. FMR, the Fund's adviser, has advised us that each manager's base salary is determined for each year. FMR has provided the following modified disclosure (UNDERLINED added):

         "As of December 31, 2004, portfolio manager compensation generally consists of a FIXED base salary DETERMINED periodically (TYPICALLY ANNUALLY), a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of each portfolio manager's compensation may be deferred based on criteria established by Fidelity International Limited (FIL), an affiliate of FMR, or at the election of the portfolio manager."

         The above disclosure has been added to the Sticker. Please see the Blackline.

         COMMENT 6. In the SAI, on page 22, under "The Portfolio Manager," in the second full paragraph, in the statement following (i), please identify all benchmark index and/or other benchmarks.

         RESPONSE 6. In our April 2005 response letter we advised you:

         "FMR has advised the Fund that the Fund's investment manager is compensated based on relative peer group performance only, consistent with the Sub-Advisor's model in Japan. This differs from the FMR US model (which uses both relative peer and index data). The following phrase has been deleted from
(i) `and relative to a benchmark index, if applicable,'."

         In addition, please see existing disclosure in the second full paragraph on page 22 of the SAI which states:

         "A substantial portion of the portfolio manager's bonus is linked to the Fund's pre-tax investment performance within the Lipper Japan Funds Objective, adjusted by FMR to exclude the performance of Japan small company funds."

         In response to your comment FMR has provided the following statement:

         "We do not believe that it would be material to a customer's investment decision to disclose the names of the many benchmark indices and peer groups that are relevant to the calculation of a portion of a portfolio manager's compensation. In fact, because of the extensive number and range of benchmarks and peer groups that would need to be provided as part of the portfolio manager's compensation under section (ii) of the disclosure above, we believe adding this information would not be helpful and instead could obscure the

Securities and Exchange Commission     4                      September 2, 2005

existing disclosure that is required to be included. For domestic equity portfolio managers, a portion of their compensation is linked to the performance of all Fidelity equity funds, which at present would require disclosure of over 128 additional benchmark indices and 46 additional peer groups. For those equity funds which invest in international equities through a subadviser, disclosure of an additional 90 benchmark indices and 56 peer groups could be required. There are also underlying indices used to structure composite benchmarks for certain equity funds which, when disaggregated, would increase the total number of benchmark indices even further. In addition, for certain institutional accounts, a benchmark index may be customized by a third-party provider using the name of the institutional client. Fidelity would not be able to disclose the custom benchmark without specific authorization from the client which may not be granted.

         In our SAIs, we do disclose the manager's compensation structure and methodology as it relates to the fund. Item 15(b) of Form N-1A requires a discussion of the type of compensation received by a portfolio manager, the criteria on which that compensation is based, including whether (and if so, how) compensation is based on fund pre-- or after--tax performance over a certain time period, and whether compensation is based on the value of assets held in the fund's portfolio. As the Item instructs, if compensation is based solely or in part on fund performance, as FMR portfolio manager compensation is currently structured, we have identified the benchmark index used to measure fund performance, and relevant peer groups which are used as an additional measure of fund performance, and have stated the time period over which performance is measured. We do not read Item 15 (b) of Form N1-A to require identification of all benchmark indices upon which a portfolio manager's compensation is based. The very purpose of the introduction of Item 15 to the Form was to provide information on the way in which the manager's compensation is (if it is) based on the fund's performance, and if so, how. It plainly is relevant to know if the manager's compensation is based on the fund's performance relative to an index, what that index is. If the index is not closely correlated to the fund's investment objective, that would be a source of concern, for example. Naturally,
Item 15(b) calls for that very information, as it should. But we read Item 15(b) to speak to compensation paid in relation to the fund's performance, and not to speak to other accounts. We read the Form as we do, because we think to do otherwise produces "disclosure" that will not convey meaningful information. We note that there is no other section or instruction in Item 15 that specifically requires the disclosure of a benchmark index, either for performance or for compensation purposes. Other accounts are addressed in Item 15(a), in various ways: the number is disclosed, as is the aggregate amount, and the total assets of other accounts that have performance fees. But there is no disclosure of their investment objectives. It would have been simple to state that the objectives of the other accounts should be disclosed as a part of Item 15(a), but the Commission did not deem that information relevant to investors. Since the objectives of the other accounts are not disclosed, what purpose would be

Securities and Exchange Commission     5                      September 2, 2005

gained by disclosing, in response to item 15(b), the benchmarks against which the manager is compensated on those accounts? Instruction 3 of Item 15(b) requires a description of the structure of, and the method used to determine, any compensation received by the portfolio manager from the fund, the fund's investment adviser, or any other source with respect to management of the fund and any other accounts included in the response to paragraph (a)(2) of Item 15. The description must clearly describe any differences between the method used to determine the portfolio manager's compensation with respect to the fund and other accounts. We do disclose this information in section (i) of the disclosure above, following a description of the portfolio manager's compensation for the fund. This instruction, however, does not require the disclosure of performance benchmarks for each of the accounts or other assets managed, unlike the language which specifically requires the disclosure of performance benchmarks for the fund. Item 15(a)(3) requires an aggregate summary of the number of accounts and total assets in accounts with respect to which the advisory fee is based on the performance of the account, but does not require disclosure of the benchmarks upon which the performance fee(s) are based. Item 15(a)(4) requires a disclosure of material conflicts including material conflicts between the investment strategy of the fund and the investment strategy of other accounts managed by the portfolio manager, but does not require a listing of the benchmarks for each account. This would have been very simple to include, if the Commission thought them relevant. Nor is disclosure of other account benchmarks needed to disclose the information the Commission deems material: whether or not the other accounts pay a performance fee, and the fund does not. Knowing that is important. But knowing that the performance fee is based on the Russell 2000 is just not relevant, and, more importantly, is simply not called for by the Form instruction. We believe it is not called for BECAUSE the information has no relevance.

         Since we cannot perceive any value to investors in disclosing indices related to other accounts, without knowing enough about those other accounts to make sense of the significance of the benchmarks (if any), we respectfully submit that the Form can and should be interpreted in a way that makes good sense and aligns perfectly with the purposes of the Commission in adding Item 15 in its current form. We believe that Item 15(a) calls for all the information on other accounts that is required. We believe that Item 15(b) requires an explanation of the link between the manager's compensation and the fund, and in that context, the identity of any benchmark. We believe that it is required by instruction 3 to disclose differences IN THE METHOD of compensation used for other accounts (particularly performance fees), if any. But we believe that disclosure of methodological differences does not entail disclosure of the benchmarks used on the other accounts.

         We respectfully request that the staff reconsider its comment."

Securities and Exchange Commission     6                       September 2, 2005

         Based on the foregoing we respectfully request that the staff reconsider its comment or defer its comment until this matter is resolved with FMR.

         COMMENT 7. In the SAI, under "Board Approval of Existing Advisory and Sub-Advisory Agreements," on page 51, in the second full paragraph, please specify how the Advisor's fees and investment performance compared relative to others in its peer group (e.g., higher, lower).

         RESPONSE 7. In response to your comment in April the following adviser fee disclosure was included in the May 1, 2005 SAI:

"The Board noted that the Fund's management fee (excluding the administration fee) was slightly lower than the average and median of the other funds in its Lipper category, that the Fund's management fee (including the administration fee) was slightly higher than the average and median of other funds in its Lipper category and that its overall operating expenses were lower than the average and median of funds in its Lipper category."

         The Fund's shareholder report for the period ended June 30, 2005 contains the above disclosure as well as the following disclosure regarding the Fund's investment performance compared relative to others in its peer group (e.g., higher, lower) (For your convenience we have underlined the sentence containing the specific comparison disclosure):

"INVESTMENT PERFORMANCE. The Board also reviewed the Fund's investment performance during the time the Advisor and Sub-Advisors managed the Fund and compared it to prior performance of the Fund with its previous adviser, as well as to the performance of a peer group of mutual funds, and the performance of an appropriate index. ALTHOUGH, AS NOTED IN THE ANNUAL SHAREHOLDER REPORT, THE FUND'S ONE YEAR RESULTS WERE BELOW THE INDEX, THE RESULTS WERE WITHIN THE RANGE (ALTHOUGH SLIGHTLY BELOW THE AVERAGE) OF THE LIPPER UNIVERSE OF JAPANESE EQUITY FUNDS. The Directors understand that market conditions and specific investment decisions may adversely affect the Fund's investment performance in absolute and/or relative terms over short, or longer periods of time. The Directors stated that they had confidence in the Advisor, the Fund's portfolio manager and their investment process and would continue to closely monitor the performance of the Fund."

         COMMENT 8. In the response letter, please include a "Tandy" acknowledgement.

         RESPONSE 8. Please see above, the third paragraph of this letter.

         In addition please be advised of the following changes noted in the Blackline documents accompanying this letter:

         9. The Sticker has been divided into two separate documents to amend the Prospectus and SAI.

Securities and Exchange Commission     7                      September 2, 2005

         10. A new independent director, James A. Firestone, was added to the Board on July 27, 2005. Disclosure regarding this Director has been added to the SAI Sticker. Please see the Blackline.

         11. Part C, Item 23 has been updated to include the Consent of the Independent Registered Public Accounting Firm. Please see the Part C Blackline.

         12. Part C, Item 25 has been revised. Please see the Part C Blackline.

         13. Part C, Items 26 and 27 have been updated. Please see the Part C Blackline.

         14. The Signature Page and Exhibits have been updated. Please see the Part C Blackline.

         Thank you very much for your assistance with this filing. If you have any questions or comments regarding this matter please do not hesitate to contact either the undersigned at (212) 450-4291 or Nora Jordan at (212) 450-4684.



                                                  Sincerely yours,



                                                  Susan Betteridge Baker

Enclosures

                              THE JAPAN FUND, INC.


                        AMENDMENT DATED SEPTEMBER 1, 2005
                       TO THE PROSPECTUS DATED MAY 1, 2005

This Amendment provides new and additional information beyond that which is contained in the Prospectus and replaces the Supplement dated June 2, 2005. Please keep this Amendment and read it together with the Prospectus.


         On June 1, 2005, the shareholders of The Japan Fund, Inc. approved the 12b-1 Distribution and Shareholder Servicing Plan ("12b-1 Plan") and elected directors. The 12b-1 Distribution and Shareholder Servicing Plan fee will begin being charged on September 1, 2005. This fee will replace the existing shareholder servicing fee and until September 1, 2006 will be equal to or less than the existing shareholder servicing fee.

         IN THE PROSPECTUS, THE TABLE IN THE SECTION ENTITLED "HOW MUCH INVESTORS PAY" ON PAGE 8 IS REPLACED IN ITS ENTIRETY BY THE FOLLOWING TABLE:

FEE TABLE
--------------------------------------------------------------------------------
SHAREHOLDER FEES, paid directly from your investment

Redemption Fee, on shares owned less
than six months (% of amount redeemed)                                 2.00%

ANNUAL OPERATING EXPENSES,(1) deducted from fund assets

Management Fee                                                         0.77%(2)
Distribution/Service (12b-1) Fees                                      0.25%(3)
OTHER EXPENSES                                                         0.50%
--------------------------------------------------------------------------------
TOTAL ANNUAL OPERATING EXPENSES                                        1.52%(3)

----------
(1) The Annual Operating Expenses in this table are shown as of December 31, 2004, as restated in accordance with SEC requirements to show the effect that (1) a recent change in the manner in which the Fund pays for fees charged by certain omnibus account sponsors and (2) the implementation of the Fund's 12b-1 Plan would have had if both that change and the 12b-1 Plan had been effective during the fiscal year ended December 31, 2004.
(2) Includes an advisory fee of 0.57% payable to FMR, an administration fee of 0.15% payable to SEI Investments and additional expenses of approximately 0.05% payable by the Fund for other management functions, including the Office of the President of the Fund.
(3) Distribution/Service (12b-1) Fees are expected to be less than the amount shown above because the Board has determined that during the twelve months following approval of the 12b-1 Plan by shareholders the Fund will waive 0.10% of the maximum 12b-1 Fee of 0.25%. After the end of that year, the Board may raise the 12b-1 Fee to up to 0.25%. With this fee waiver, the Fund's expected total annual operating expenses are 1.42%.

         Based on the costs above, the below example helps you compare the Fund's expenses to those of other mutual funds. This example assumes the expenses above remain the same. It also assumes that you invested $10,000, earned 5% annual returns, reinvested all dividends and distributions and sold your shares at the end of each period. This is only an example; actual expenses will be different.

EXAMPLE                             1 YEAR     3 YEARS     5 YEARS     10 YEARS
--------------------------------------------------------------------------------
Class S shares                       $154        $480        $829       $1,813
--------------------------------------------------------------------------------


         IN THE PROSPECTUS, THE SECURITIES LENDING DISCLOSURES UNDER THE SECTIONS ENTITLED "THE FUND'S MAIN INVESTMENT STRATEGY" ON PAGE 4 AND "PRINCIPAL INVESTMENT RISKS" ON PAGE 6 ARE DELETED FROM THESE SECTIONS. THESE SECURITIES LENDING DISCLOSURES ARE INSERTED UNDER THE SECTIONS ENTITLED "OTHER INVESTMENT STRATEGIES" ON PAGE 6, AND THE NEW FOLLOWING SECTION ENTITLED "OTHER INVESTMENT RISKS" WHICH WILL NOW READ AS FOLLOWS:

         OTHER INVESTMENT STRATEGIES
         In addition to the principal investment strategies discussed above, the Fund may lend securities to broker-dealers or other institutions to earn income for the Fund.

         FMR may use various techniques, such as buying and selling futures contracts and exchange-traded funds, to increase or decrease the Fund's exposure to changing security prices or other factors that affect security values.

         OTHER INVESTMENT RISKS
         SECURITIES LENDING. The Fund may lend securities with a value up to 33 1/3% of its assets to financial institutions that provide cash as collateral. Securities lending involves the risk of failure by the borrower to return securities involved in such transactions. In the event the borrower defaults on its obligation to return borrowed securities because of insolvency or otherwise, the Fund could experience delays and costs in garnering access to the collateral and could suffer a loss to the extent the value of the collateral falls below the market value of the borrowed security.

         If FMR's investment strategies and techniques do not work as intended, the Fund may not achieve its objective.

         IN THE PROSPECTUS, UNDER THE SECTION ENTITLED "WHO MANAGES AND OVERSEES THE FUND" ON PAGE 10 UNDER THE SUB-SECTION ENTITLED "THE INVESTMENT ADVISOR," THE FOLLOWING NEW FOURTH PARAGRAPH IS ADDED:

         For a discussion of the basis for the Board of Director's most recent approval of the Fund's investment advisory and sub-advisory agreements, please see the Fund's annual shareholder report for the period ended June 30, 2005.

SEC File Number:
The Japan Fund, Inc.       811-01090                      JPN-SK-002-0100 (9/05)

                              THE JAPAN FUND, INC.

                        AMENDMENT DATED SEPTEMBER 1, 2005
          TO THE STATEMENT OF ADDITIONAL INFORMATION DATED MAY 1, 2005

This Amendment provides new and additional information beyond that which is contained in the Prospectus and Statement of Additional Information ("SAI") and replaces the Supplement dated June 2, 2005. Please keep this Amendment and read it together with the Prospectus and SAI.

         IN THE SAI, UNDER THE SECTION ENTITLED "THE PORTFOLIO MANAGER" ON PAGE 22, IN THE FIRST FULL PARAGRAPH, THE SECOND SENTENCE IS DELETED AND REPLACED BY THE FOLLOWING:

As of December 31, 2004, portfolio manager compensation generally consists of a fixed base salary determined periodically (typically annually), a bonus and, in certain cases, participation in several types of equity-based compensation plans. A portion of each portfolio manager's compensation may be deferred based on criteria established by Fidelity International Limited (FIL), an affiliate of FMR, or at the election of the portfolio manager.

         IN THE SAI, THE SECTION ENTITLED "THE SHAREHOLDER SERVICING AGENT" ON PAGE 29 WILL NOW READ AS FOLLOWS:


         On June 1, 2005, The Japan Fund, Inc. shareholders approved a 12b-1 Distribution and Shareholder Servicing Plan ("12b-1 Plan"). Under the 12b-1 Plan, the Fund may charge an annual distribution expense and service fee (the "12b-1 Fee") to finance distribution and shareholder service expenses pursuant to the terms of the 12b-1 Plan. The 12b-1 Fee shall not exceed 0.25% of the Fund's average daily net assets on an annual basis (the "Maximum Fee"), however, the Board has determined that during the twelve months following shareholder approval of the 12b-1 Plan, the 12b-1 Fee will not exceed 0.15% of the Fund's average daily net assets on an annual basis. Such fee shall be calculated and accrued daily and paid at such intervals as the Board shall determine, subject to any applicable restriction imposed by rules of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

         Pursuant to the 12b-1 Plan, the Fund, or its distributor, may enter into written agreements ("Related Agreements") approved by the Board with one or more securities dealers, financial institutions or any other person, including the distributor (each such dealer, institution or person, a "Service Organization") pursuant to which the Fund shall use the 12b-1 Fee to reimburse such Service Organization for expenses incurred by the Service Organization in:
(i) undertaking any activity primarily intended to result in sale of shares of the Fund, including promotion and distribution; or (ii) the provision of services to the shareholders of the Fund. The expenses reimbursed pursuant to this Plan may, as determined by the Board, include an element of reasonable profit to the Service Organization. Each Related Agreement shall provide the maximum amount of expenses for which the corresponding Service Organization may be reimbursed on an annual basis (the "Maximum Reimbursable Amount"). The aggregate amount of expenses reimbursable on an annual basis under all Related Agreements may not exceed the Maximum Fee. An expense incurred by a Service Organization that is not reimbursable at the time such expense is incurred (including expenses not reimbursable due to the Maximum Reimbursable Amount and Maximum Fee limits) may not be carried forward for future payment. All such expenses shall be the sole responsibility of the Service Organization that incurred such expenses. The 12b-1 Plan also provides that if any payment made by the Fund to a third party is deemed to be indirect financing of any activity primarily intended to result in the sale of shares of the Fund within the meaning of Rule 12b-1, then such payments shall be deemed to be authorized by the 12b-1 Plan.

         If any amount of the 12b-1 Fee is not used to reimburse a Service Organization pursuant to a Related Agreement, the Fund may use such remaining amount for its expenses of distributing its shares including, but not limited to, payment for the cost of preparing, printing and distributing prospectuses and statements of additional information to prospective investors and of implementing and operating the 12b-1 Plan as well as payment of capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead costs. If any amount of the 12b-1 Fee is not otherwise used under the 12b-1 Plan, such amount shall be returned to the Fund in such manner as is determined by the Board.

         The continuance of the 12b-1 Plan must be specifically approved at least annually by the vote of the Board of Directors of the Fund, including a majority of the Directors who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the operation of the 12b-1 Plan or in any agreements related to the 12b-1 Plan (the "12b-1 Directors"), cast in person at a meeting called for the purpose of voting on such approval.


         As of September 1, 2005, the Fund and SEI Investment Distribution Company ("SIDCo") have entered into a Distribution and Shareholder Services Agreement (the "SEI Related Agreement"), which constitutes a Related Agreement under the 12b-1 Plan. Pursuant to this Agreement, SIDCo performs distribution, promotional, marketing, and shareholder services for the Fund. In return, the Fund reimburses SIDCo for its expenses incurred in providing these services, subject to a certain maximum amount of reimbursements that SIDCo may receive annually (described below). The expenses reimbursed pursuant to the SEI Related Agreement may include an element of reasonable profit to SIDCo, provided that for any expense incurred by SIDCo due to a payment to a third party, SIDCo shall be reimbursed only to the extent of SIDCo's payment to the third party.


         During the twelve month period following the date the SEI Related Agreement became effective, SIDCo is entitled to be reimbursed from the 12b-1 Fee for the expenses it incurs in performing services under the Agreement in an amount not to exceed 0.15% of the Fund's average daily net assets on an annual basis. After such initial twelve month period, the maximum annual reimbursable amount under the SEI Related Agreement may be increased, or otherwise adjusted, in such manner as SIDCo and the Board may agree, subject to the 0.25% limit of the Maximum Fee.

         Any expense incurred by SIDCo under the SEI Related Agreement that is not reimbursable under the SEI Related Agreement at the time such expense is incurred (including expenses not reimbursable due to the Maximum Fee limit) may not be carried forward for future payment.

         The SEI Related Agreement will continue in effect from year-to-year only if such continuance is specifically approved annually by a vote of the Board, including a majority of the 12b-1 Directors. The SEI Related Agreement may be terminated at any time, without payment of any penalty, by SIDCo, by vote of a majority of the 12b-1 Directors or by vote of a majority of the outstanding voting securities of the Fund on 60 days' written notice to any other party to the SEI Related Agreement. The SEI Related Agreement shall terminate automatically if assigned.

         Prior to the SEI Related Agreement, the Fund and SIDCo were parties to a shareholder servicing agreement dated July 25, 2002 (the "Shareholder Servicing Agreement") whereby SIDCo acted as shareholder servicing agent for the Fund. Prior to July 25, 2002, Scudder Service Corporation, Inc. (the "Prior Servicing Agent") served as shareholder servicing agent for the Fund. For its services under the Shareholder Servicing Agreement, SIDCo received an annual fee, payable monthly, in the amount of 0.25% of the Fund's average daily net assets. During the term of the Shareholder Servicing Agreement, SIDCo voluntarily reduced its annual fee to 0.15% pursuant to a waiver.

         For the fiscal years ended December 31, 2004 and 2003 and for the period of October 7, 2002 to December 31, 2002 the amount charged to the Fund by SIDCo. (net of waivers) was $632,668, $430,507 and $89,682, respectively. For the period of January 1, 2002 to October 6, 2002, the amount charged to the Fund by the Prior Servicing Agent aggregated $299,436.

         IN THE SAI, THE TEXT UNDER "INDEPENDENT DIRECTORS" ON PAGES 47 AND 48 IS DELETED AND REPLACED AS FOLLOWS:

INDEPENDENT DIRECTORS

WILLIAM L. GIVENS (75) - Director and Chairman of the Board of Directors (since
1978) - President, Twain Associates (consulting firm) since 1978.

J. DOUGLAS AZAR (59) Director (since June 1, 2005) - Retired, October 2000 to present; Chief Executive Officer, US Retail Financial Services, ING (insurance), April 2000 to October 2000; Senior Executive Japan, American International Group (insurance), September 1996 to April 2000; Director Meritage, Inc. (machine tool distribution) February 2004 to present.

LYNN S. BIRDSONG (58) - Director (since 2003) - Self Employed Consultant in the asset management industry, November 2002 to present; Partner, George Birdsong Co. (specialty advertising), January 1981 to present; Managing Director, Zurich Scudder Investment (asset management), January 1979 to April 2002; Director, The Hartford Funds, May 2003 to present; Director, Berkshire Farm for Youth, June 2003 to present.


JAMES A. FIRESTONE (50) - Director (since July 27, 2005) - President, Xerox North America and Senior Vice President of Xerox Corporation (printing and imaging), October 2004 to present; President Corporate Operations and Senior Vice President of Xerox Corporation, 2002 to 2004; Senior Vice President Marketing and Strategy, 2000 to 2002. Director of Fuji Xerox Co. Ltd., October 2002 to 2004.


SHINJI FUKUKAWA (74) - Director (since 2001) - Executive Advisor, Dentsu Inc. (advertisement), July 2002 to present; Senior Advisor, Global Industrial and Social Progress Research Institute (thinktank), December 1988 to present; Chief Executive Officer, Dentsu Institute for Human Studies (thinktank) from November 1994 to June 2002.

TAKESHI ISAYAMA (62) - Director (since January 2005) - Vice Chairman, Nissan Motor Co., September 2001 to present; Visiting Scholar, Asia Pacific Research Center, Stanford University, September 2000 to 2001; Adviser, Mitsui Marine & Fire Insurance Co., Ltd., October 1999 to August 2001; Adviser, Mechanical Social Systems Foundation (mechanical engineering research), October 1999 to 2000.

YOSHIHIKO MIYAUCHI (69) - Director (since 1996) - Chairman and Chief Executive Officer, ORIX Corporation (financial services), 2000 to present; President and Chief Executive Officer, ORIX Corporation, December 1980 to April 2000. Director, ORIX Baseball Club Co., Ltd.; Director, Nippon Venture Capital Co., Ltd.; Director, Fuji Xerox Co., Ltd.; Director, Aozora Bank, Ltd.; Director, Mercian Corporation; Director, Yasuda and Pama Limited; Director, ORIX Australia Corporation Limited; Director, Infrastructure Leasing & Financial Services Limited; Director, ORIX America, Inc.; Director, ORIX Commercial Alliance

Corporation; Director, ORIX Financial Services, Inc.; Director, ORIX USA Corporation; Director, ORIX Capital Markets, LLC.; Director, ORIX Hawaii, Inc.; Director, Showa Shell Sekiya K.K.; Director; Sony Corporation.

OSAMU NAGAYAMA (57) - Director (since June 1, 2005) - President and CEO, Chugai Pharmaceutical Co., Ltd., September 1992 to present (as President and CEO); President, The Japan Pharmaceutical Manufacturers Association, May 1998 to May 2004.




SEC File Number:
The Japan Fund, Inc.       811-01090                     JPN-SK-002-0100 (9/05)